Exhibit 8.1

List of subsidiaries

(1)
Subsidiaries of the Registrant

Entity name	Jurisdiction of organization
Centogene GmbH	Germany
Centogene IP GmbH	Germany
Centogene Shared Service GmbH	Germany
Centogene FZ-LLC	United Arab Emirates
Centogene US, LLC	Delaware, USA
Centogene GmbH	Austria
Centogene India Pvt. Ltd	India
Centogene Switzerland AG	Switzerland
Centosafe B.V.	Netherlands
Centogene d.o.o Belgrade	Serbia
Dr. Bauer Laboratoriums GmbH(1)	Germany
(1)	Centogene does not own any shares in Bauer GmbH. However, Centogene meets the criteria of the control model under IFRS 10 as it has exposure to variable returns and the ability to use power to affect returns